Exhibit 3.2

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:28 PM 06/03/2021
FILED 12:28 PM 06/03/2021
SR 20212340775 - File Number 5462074

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AQUARON ACQUISITION CORP

Aquaron Acquisition Corp a Delaware corporation (the “Corporation”), does hereby certify that:

First: That the sole director of the Corporation by written consent dated as of March 29, 2021, adopted resolutions setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, declaring such amendment to be advisable and calling for the submission of such amendment to the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by deleting the text of Article “FOURTH” and adding the following in its place:

The total number of shares of stock which the corporation is authorized to issue is 5,000,000 shares having a par value of $0.0001 per share.

Second: That thereafter, pursuant to §228 of the General Corporation Law of the State of Delaware, a written consent approving the amendment set forth above was signed by the holders of outstanding voting stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting on such date at which all shares entitled to vote thereon were present and voted.

Third: That said amendment was duly adopted in accordance with the provisions of §242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 29th day of March, 2021.

By:	/s/ Jie Weng
(Authorized Officer)
Name:	Jie Weng
Title:	Chief Executive Officer